Astrata Group Incorporated 950 South Coast Drive Suite 265 Costa Mesa , CA 92626 U.S.A.
T : +1 714 641 1512 F : +1 714 360 0535
January 15, 2008	E: info@astratagroup.com
W: www.astratagroup.com

Ms. Jeanne Bennett
United States Securities Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:	Astrata Group Incorporated Form 8-K for Item 4.02 Filed January 14, 2008 File No. 0-32475

Dear Ms. Bennett:

We are in receipt of your document and are providing the following responses to your comments.

1.	Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

Response:

We intend to file amended Form 10-QSB/A for the three-months ended May 31, 2007 and six months ended August 31, 2007 by January 21, 2008 through the normal Edgar system along with the current Form 10-QSB for the nine-months ended November 30, 2007.

We are also aware that:

•	Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ THOMAS A. WAGNER
Thomas A. Wagner
Chief Financial Officer